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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

American Bonanza Gold Corp.

(Name of Issuer)

Common Shares, Without Par Value

(Title of Class of Securities)

024638

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 024638

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Strongbow Capital, Ltd. None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 4,883,500
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 4,883,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,883,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.22%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 024638

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Strongbow Capital Management, Ltd. None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 4,883,500
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 4,883,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,883,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.22%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 024638

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Raymond A.D. French None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 4,883,500
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 4,883,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,883,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.22%
12.	Type of Reporting Person (See Instructions) IN

Item 1	(a).	Name of Issuer:

American Bonanza Gold Corp.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

675 West Hastings Street, Suite 305 Vancouver, British Columbia Canada, V6B 1N2

Item 2	(a).	Name of Person Filing

	(b).	Address of Principal Business Office or, if none, Residence

	(c).	Citizenship

This Statement on Schedule 13G is being filed by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A.D. French (the “Filing Parties”).

Strongbow Capital, Ltd.

Queensgate House, South Church Street

P.O. Box 1234GT

Cayman Islands, British West Indies

Citizenship: Cayman Islands, British West Indies

Strongbow Capital Management, Ltd.

Queensgate House, South Church Street

P.O. Box 1234GT

Cayman Islands, British West Indies

Citizenship: Cayman Islands, British West Indies

Raymond A.D. French

53 Parkway Drive

P.O. Box 490 GT

Grand Cayman, KY1-1106

Cayman Islands, British West Indies

Email: rayfrench@strongbow-capital.com

Citizenship: Republic of Ireland

Item 2	(d).	Title and Class of Securities:

Common Shares, Without Par Value

Item 2	(e).	CUSIP Number:

024638

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

4,883,500 Common Shares

(b) Percent of class:

4.22%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

-0-

(ii) Shared power to vote or to direct the vote

4,883,500

(iii) Sole power to dispose or to direct the disposition of

-0-

(iv) Shared power to dispose or to direct the disposition of

4,883,500

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒[1]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]

As of December 31, 2007, the Filing Parties beneficially owned 6,676,500 shares, representing 5.78% of the Company’s outstanding common stock, based on 115,662,976 shares outstanding as disclosed in the Company’s Form 6K filed May 16, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRONGBOW CAPITAL, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

STRONGBOW CAPITAL MANAGEMENT, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

RAYMOND A. D. FRENCH

By:	/s/ Raymond A. D. French